SEPARATION AGREEMENT AND GENERAL RELEASE

RathGibson, Inc. (the "Company"), and its affiliated companies, RGCH Holdings Corp. ("Holdings") and RG Tube Holdings LLC (f/k/a RGCH Holdings LLC) (the "LLC"), and Harley B. Kaplan (the "Executive") (together, the "Parties") entered into an employment agreement, dated as of February 7, 2006, as amended (the "Employment Agreement"). Any capitalized terms used but not defined herein have the respective meanings set forth in the Employment Agreement. The Parties hereby agree that this Separation Agreement and General Release (this "Agreement") sets forth their complete agreement and understanding regarding the termination of the Executive's employment with the Company.

1.   Separation Date; Consulting Period; Resignation.

(a)   The Executive's employment with the Company will terminate effective August 6, 2008 (the "Separation Date"). The Executive shall, within thirty (30) days after the Separation Date, return all property belonging to the Company, Holdings, the LLC, and any of their respective subsidiaries (collectively, the "Affiliates"). Except as specifically provided below, the Executive shall not be entitled to receive any benefits of employment following the Separation Date.

(b)   During the time period from the Separation Date until September 15, 2008 (or such longer period as is agreed upon in writing by the Company and the Executive), the Executive shall act as an independent contractor to the Company providing such transition-related consulting services to the Company as the Company may reasonably request. The consideration described below in Section 2 will constitute the Executive's sole compensation for rendering such consulting services to the Company. The Company agrees to reimburse the Executive for any reasonable out of pocket expenses incurred in connection with his performance of such consulting services, in accordance with the Company's expense reimbursement policy.

(c)   By his execution and delivery of this Agreement, the Executive hereby resigns from all positions as an officer, member of the board of directors (or any similar governing body) and/or member of any committee of the board of directors (or any similar governing body) of the Company and any of the Affiliates (as applicable). The Executive agrees to provide such further documentation implementing such resignations as the Company may reasonable request.

2.   Consideration of the Company. Termination of the Executive's employment shall be conclusively deemed to have been a termination of the Executive's employment by the Executive for Good Reason under Section 5.5 of the Employment Agreement. Accordingly, pursuant to Section 6.2 of the Employment Agreement and in consideration of the releases and covenants of the Executive set forth in this Agreement and in the Employment Agreement, the Company will provide the Executive with the following:

(a)   the Accrued Benefits;

(b)   the Executive's accrued but unpaid vacation, if any, to the Separation Date;

(c)   continued Base Salary for twenty-four (24) months after the Separation Date, payable in weekly installments in accordance with the Company's payroll practices;

(d)   a lump sum payment of $281,095.89, which is equal to the product of: (i) the $450,000 annual target Bonus amount payable to Executive with respect to the 2008-2009 fiscal year (which is from February 1, 2008 – January 31, 2009); and (ii) a fraction, the numerator of which is the number of days the Executive was employed during the 2008-2009 fiscal year (i.e., 228 days) and the denominator of which is 365, payable twenty (20) days after the Separation Date;

(e)   continued coverage under the Company's medical and dental plans for twenty-four (24) months after the Separation Date; *provided*, that the Company may provide such coverage through reimbursement of the cost of continuation of group health coverage, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, to the extent the Executive is eligible and subject to the terms of the plan and the law; and

(f)   payment with respect to the college tuition of the Executive's daughter for the fall semester of 2008 under the Company's tuition reimbursement policy.

3.   <u>Executive Release of Rights</u>. The Executive (defined for the purpose of this <u>Section 3</u> as the Executive and the Executive's agents, representatives, attorneys, assigns, heirs, executors, and administrators) irrevocably, fully, and unconditionally releases the Released Parties (defined as the Company, the Affiliates, DLJ Merchant Banking Partners IV, L.P., each of their respective affiliated companies, parents, subsidiaries, predecessors, successors, assigns, divisions, related entities and any of their respective past or present employees, officers, agents, insurers, attorneys, administrators, officials, directors, shareholders, employee benefit plans, and the sponsors, fiduciaries, or administrators of the employee benefit plans of the Company or any of the Affiliates) from any and all liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, agreements, promises, damages, back and front pay, costs, expenses, attorneys' fees, and remedies of any type, arising or that may have arisen out of or in connection with the Executive's employment with or termination of employment from the Company or any of the Affiliates, from the beginning of time through the date hereof, including but not limited to claims, actions or liability under: (1) Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Civil Rights Act of 1866, the Age Discrimination in Employment Act, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Workers' Adjustment and Retraining Notification Act, the Employee Retirement Income Security Act of 1974, the Internal Revenue Code, the New York State Human Rights law, or the Administrative Code of the City of New York, all as amended; (2) any other federal, state or local statute, ordinance, or regulation regarding employment, termination of employment, or discrimination in employment, and (3) the common law relating to employment contracts, wrongful discharge, defamation, or any other matter. Notwithstanding the foregoing, the parties agree that the release of rights provided by the Executive under this <u>Section 3</u> shall not include or cover any claims by the Executive relating to: (A) the Executive's rights under this Agreement; (B) the Executive's rights to benefits under the Company's 401(k) plan (subject to the terms and conditions thereof); or (C) the Executive's rights with respect to his Class A Units (as defined therein) under the Amended and Restated Limited Liability Company Agreement of RG Tube Holdings LLC, a Delaware limited liability company ("<u>RG Tube</u>"), dated as of April 16, 2008, as amended (the "<u>LLC Agreement</u>"), which shall be governed by the LLC Agreement and the Letter Agreement, dated June 15, 2007, between the Executive and RG Tube (the "<u>Side Letter</u>").

4.   <u>Waiver of Reinstatement</u>. The Executive waives any reinstatement or future employment with the Company or any of the Affiliates and agrees never to apply for employment or otherwise seek to be hired, rehired, employed, re-employed, or reinstated by the Company or any of the Affiliates, or any of their respective affiliated companies or corporations. However, if the Executive is employed by an entity that subsequently acquires, is acquired by, or is merged with, the Company and/or its Affiliates, nothing in this Agreement shall prevent the Executive from continuing his employment with that entity.

5.   <u>No Encouragement of Claims</u>. The Executive agrees not to encourage or assist any person or entity who files a lawsuit, charge, claim or complaint against any of the Released Parties unless the Executive is required to render such assistance pursuant to a lawful subpoena or other legal obligation.

6.   <u>Cooperation of the Executive</u>. During the twenty-four (24) month period following the Separation Date, the Executive agrees to cooperate with the Company and the Affiliates in any reasonable manner as the Company and the Affiliates may request, including but not limited to furnishing information to and otherwise consulting with them; and assisting them in any litigation or potential litigation or other legal matters, including but not limited to meeting with and fully answering their questions or the questions of their respective representatives or agents, and testifying and preparing to testify at any deposition or trial. Subsequent to the twenty-four (24) month period following the Separation Date, subject to other demands on

the Executive's time, the Executive agrees to cooperate with the Company and the Affiliates in any reasonable manner as the Company and the Affiliates may request, including but not limited to furnishing information to and otherwise consulting with them; and assisting them in any litigation or potential litigation or other legal matters, including but not limited to meeting with and fully answering their questions or the questions of their respective representatives or agents, and testifying and preparing to testify at any deposition or trial. The Company agrees to reimburse the Executive for any reasonable out of pocket expenses incurred as a result of any cooperation provided by the Executive under this <u>Section 6</u>.

7.   <u>Non-admission/Inadmissibility</u>. This Agreement does not constitute an admission by the Company or any of the Affiliates that any action it took with respect to the Executive was wrongful, unlawful or in violation of any local, state, or federal act, statute, or constitution, or susceptible of inflicting any damages or injury on the Executive, and the Company and the Affiliates specifically deny any such wrongdoing or violation. This Agreement is entered into solely to resolve fully all matters related to or arising out of the Executive's employment with and termination from the Company, and its execution and implementation may not be used as evidence, and shall not be admissible in a subsequent proceeding of any kind, except one alleging a breach of this Agreement.

8.   <u>Severability</u>. The provisions of this Agreement shall be severable and the invalidity of any provision shall not affect the validity the other provisions.

9.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws and judicial decisions of the State of New York, without regard to its principles of conflicts of laws.

10.   <u>Scope of Agreement</u>. The Executive understands that he remains bound to those provisions in the Employment Agreement, which survive the termination of the Executive's employment, including but not limited to, those provisions in <u>Section 7</u> of the Employment Agreement. Except as specifically set forth in such provisions, this Agreement contains the entire agreement and understanding between the Executive and the Company concerning the matters described herein, and supersedes all prior agreements, discussions, negotiations, understandings and proposals of the Parties concerning such matters (for the avoidance of doubt, the 'matters described herein' do not include the Executive's rights or obligations under the LLC Agreement and the Side Letter). The terms of this Agreement cannot be amended, modified or waived except in a subsequent document signed by all of the Parties which states that it constitutes an amendment, modification or waiver of this Agreement (as applicable) and specifies the provisions hereof being amended, modified or waived (as applicable). No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.   <u>Revocation Period</u>. The Executive has the right to revoke this Agreement for up to seven (7) days after he signs it. In order to revoke this Agreement, the Executive must sign and send a written notice of the decision to do so, addressed to: Chief Financial Officer, RathGibson, Inc., 475 Half Day Road, Suite 210, Lincolnshire, IL 60069 (with a copy to: Edward Johnson, DLJ Merchant Banking Partners, One Madison Avenue, New York, NY 10010), and that written notice must be received by the Company no later than the eighth (8th) day after the Executive signed this Agreement. If the Executive revokes this Agreement, the Executive will not be entitled to any of the consideration from the Company described in <u>Section 2</u> above, except to the extent required by law.

12.   <u>Voluntary Execution of Agreement</u>. The Executive acknowledges that:

(a)   the Executive has carefully read this Agreement and fully understands its meaning;

(b)   the Executive had the opportunity to take up to twenty one (21) days after receiving this Agreement to decide whether to sign it. If the Executive elected to sign this Agreement before the expiration of the full twenty-one (21) day period, the Executive acknowledges that the Executive has chosen, of his own free will without any duress, to waive his right to the full twenty-one (21) day period;

(c)   the Executive understands that the Company is hereby advising him, in writing, to consult with an attorney before signing this Agreement;

(d)   the Executive is signing this Agreement, knowingly, voluntarily, and without any coercion or duress; and

(e)   everything the Executive is receiving for signing this Agreement is described in the Agreement itself or in the Employment Agreement, and no other promises or representations have been made to cause the Executive to sign this Agreement.

13.   <u>Nondisclosure</u>. The Executive shall not disclose the contents or substance of this Agreement to any third parties, other than the Executive's attorneys, accountants and immediate family members or as required by law, and shall instruct each of the foregoing not to disclose the same.

14.   <u>Governing Law; Dispute Resolution and Venue</u>. This Agreement shall be governed by and construed in accordance with the laws and judicial decisions of the State of New York, without regard to its principles of conflicts of laws. The Parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in the City of New York, Borough of Manhattan, for the purposes of any suit, action or other proceeding brought by any Party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts. In addition, the Parties agree to the waiver of a jury trial.

15.   <u>Assignment</u>. This Agreement, and all of the Executive's rights and duties hereunder, shall not be assignable or delegable by the Executive. Any purported assignment or delegation by the Executive in violation of the foregoing shall be null and void *ab initio* and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an Affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such Affiliate or successor person or entity.

16.   <u>Successors; Binding Agreement</u>. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

17.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

18.   <u>Headings</u>. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

19.   <u>Tax Withholding</u>. The Company is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other actions as may be necessary to satisfy all obligations of the Company and the Affiliates for the payment of such withholding taxes in accordance with applicable law.

PLEASE READ CAREFULLY BEFORE SIGNING. THIS DOCUMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date set forth above.

THE EMPLOYEE:

/s/ Harley B. Kaplan
Harley B. Kaplan

THE COMPANY:

RATHGIBSON, INC.

By: /s/ Edward A. Johnson
Name: Edward A. Johnson
Title: Authorized Signatory

RCGH HOLDINGS CORP.:

By: /s/ Edward A. Johnson
Name: Edward A. Johnson
Title: Authorized Signatory

RG TUBE HOLDINGS LLC:

By: /s/ Edward A. Johnson
Name: Edward A. Johnson
Title: Authorized Signatory